Mail Stop 04-05

								June 13, 2005

Via facsimile and U.S. Mail

Mr. Tim Hunt
President
Metaline Mining & Leasing Company
1611 N. Molter Road, Suite 201
Liberty Lake, Washington  99019

	Re:	Metaline Mining & Leasing Company
		Revised Preliminary Information Statement on Schedule
14C
      Filed June 1, 2005
		File No. 0-01428
		Form 10-KSB for the year ended
      December 31, 2004
		Filed April 18, 2005
		File No. 0-01428
		Form 10-QSB for the period ended
      March 31, 2005
		Filed May 20, 2005
		File No. 0-01428

Dear Mr. Hunt:

	We have reviewed your preliminary proxy materials and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Revised Preliminary Information Statement on Schedule 14C

1. We note your changes in response on page 3 to our oral comment issued May 26, 2005. Expand your disclosure to explain how Mr. Lipsker`s vote was solicited and whether there are any written agreements between Mr. Lipsker and management. We may have further comment.

Recent Market Prices, page 5

Unregistered Sales, page 10

2. We note your response to prior comment 3. Expand your disclosure to explain the business reasons for the sale of 51.48% of the company`s common stock to Hunt Family Limited Partnership, particularly as we note that the proceeds have not been used but have been placed in interest bearing accounts. Simply stating that it was based on the "financial, business, and management experience of Tim
Hunt" does not adequately address the company`s reasons for the sale, as Mr. Hunt is the General Partner of the partnership. To the extent that you have determined how you ultimately plan to use the proceeds, address that as well.

Approval of 2005 Stock Plan, page 24

New Plan Benefits and Options Granted, page 276

3. We note your changes in response to prior comment 11. Identify the grant date and the expiration date for the 10,000 NQOs granted to
Steve Taylor. Also, clarify the "services related to investor relations" to which you refer.
4. We note your added disclosure that "no determination as to the persons to whom options shall be granted" has been made. Expand your disclosure to make clear and prominent that shareholders will not have a separate opportunity to approve this element of the plan at a later date.

Vesting, page 27

5. We note your added disclosure relating to option vesting.
Expand
your disclosure to explain when you would elect to have the options vest immediately versus a delayed vesting. We may have further comment upon reviewing your response.


Form 10-KSB for the year ended December 31, 2004

6. We note your responses to prior comments 12-20. Confirm to us that you will also comply with all prior comments in all of your future filings as applicable, not only your Form 10-KSB.
Closing Comments

      File revised proxy materials as necessary and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Melinda Kramer at (202) 551-3726 or me at (202)
551-
3740, with any other questions. Address all correspondence to mail-stop 04-05.

								Sincerely,



								H. Roger Schwall
								Assistant Director

CC:	Greg Lipsker, Esq.

      Melinda Kramer

??

??

??

??

Mr. Tim Hunt
Metaline Mining & Leasing Company
June 13, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE